Exhibit 6.2

STARTENGINE CROWDFUNDING, INC.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into effective January 1, 2020. (“Effective Date             ”), by and between StartEngine Crowdfunding, Inc., a Delaware corporation         ( the “Company         ”), and Howard Marks    (“Employee”).

ARTICLE 1

EMPLOYMENT

1.1      Employment. Company hereby employs Employee, and Employee accepts such employment and agrees to perform services for Company, for the period and upon the other terms and conditions set forth in this Agreement.

1.2     Term. Company and Employee each acknowledge that Employee has worked for Company prior to the Term (as defined below) and this Agreement replaces and supersedes any prior employment agreement that may have existed between the parties hereto. Unless terminated at an earlier date in accordance with ARTICLE 3 of this Agreement, the term of Employee’s employment shall be for a period of two (2) years, commencing on January 1, 2020 (the “Initial Term”). After the Initial Term, this Agreement shall automatically renew for additional one (1) year periods (each a “Renewal Term” and, together with the Initial Term, the “Term”), unless either party hereto gives notice to the other party of its intent to not renew at least sixty (60) days prior to the end of the Initial Term or Renewal Term. For the avoidance of doubt, the non-renewal of the Term shall not constitute a termination under ARTICLE 3.

1.3      Position and Duties.

1.3.1 Service with Company. Employee’s position with Company is CEO, and during the Term, Employee agrees to perform such reasonable employment duties as Company’s Board of Directors (the “Board”) assigns to Employee from time to time and are customary for Employee’s position with the Company.

1.3.2 Performance. Employee agrees to serve Company faithfully and to the best of Employee’s ability and to devote Employee’s full productive time, attention, and efforts to the business and affairs of Company. Employee hereby confirms that Employee is under no contractual commitments inconsistent with Employee’s obligations set forth in this Agreement and that, during the Term, Employee will not render or perform services for any other corporation, firm, entity, or person which are inconsistent with the provisions of this Agreement. While Employee remains employed by Company, Employee may participate in reasonable charitable activities and personal investment activities so long as such activities do not interfere with the performance of Employee’s obligations under this Agreement.

1.4      Compensation.

1.4.1 Base Salary. As compensation in full for all services to be rendered by Employee under this Agreement, Company shall pay to Employee $432,000 as an annual base salary, less deductions and withholdings, which salary shall be paid in accordance with Company’s normal payroll procedures and policies (“Base Salary        ”). The Base Salary shall increase to $518,000 beginning on January 1, 2021. Thereafter, the salary shall increase by 20% if this agreement renews in subsequent years.

1.4.2 Bonuses. While employed by Company, Employee shall also be eligible to participate in all employee bonus plans of Company, if any. Employee shall also be eligible to receive bonuses (a) in an amount up to 60% of Employee’s then existing Base Salary if the Company achieves its revenue goals; and (b) in an amount up to 100% of Employee’s then existing Base Salary exceeds its revenue goals by 120%. Any bonuses earned pursuant to subsections (a) and (b) of this Section 1.4.2 shall be payable to the Employee within thirty (30) days of the end of the applicable calendar year.

1.4.3 Option Plan. No options.

1.4.4 Vacation and Sick Leave. Employee shall be entitled to take vacation days and sick leave days in accordance with Company’s policies.

1.4.5 Participation in Benefit Plans. While Employee is employed by Company, Employee shall also be eligible to participate in all employee benefit plans or programs (including life, health, and disability insurance, and any 401(k) plan) of Company to the extent      Company        has        such a plan and Employee meets the requirements for the plan.

1.4.6 Other Expenses. Company will pay or reimburse Employee for all reasonable and necessary out-of-pocket expenses incurred by Employee in the performance of Employee’s duties under this Agreement, subject to Company’s normal policies for expense verification.

ARTICLE 2

FAIR DEALING COVENANTS AND REMEDIES

2.1      Non Competition Covenant. In consideration of this Agreement and in exchange for the promises made to Employee by Company in this Agreement, and in order to protect the legitimate business interests of Company and the goodwill of Company generated by Employee during the Term, and given Employee’s access to Proprietary Information that, if disclosed, would assist a business in competition with Company, Employee covenants and agrees that during the Term, Employee shall not, subject to this ARTICLE 2, without the express written approval of the Board, directly or indirectly, in one or a series of transactions, own, manage, operate, control, invest or acquire an interest in, or otherwise engage in or participate in, whether as a proprietor, partner, stockholder, member, lender, director, officer, employee, joint venturer, investor, lessor, supplier, customer, agent, representative or other participant, any Competitive Business anywhere in the Market, without regard to (A) whether the Competitive Business has its principal place of business, office or other business facilities within or without the Market, (B) whether any of the activities of Employee occur or are performed within or without the Market, or (C) whether Employee resides, or reports to an office, within or without the Market; provided, however, that (x) Employee may, anywhere in the Market, directly or indirectly, in one or a series of transactions, own, invest or acquire an interest in up to five percent (5%) of the outstanding shares of capital stock of any corporation listed on a national securities exchange or publicly traded on NASDAQ, or that (y) Employee may accept employment with a successor company to Company. The term “Competitive Business” as used in this Section 2.1 shall mean any business whose products or services are substantially similar to those designed, developed, marketed, offered, sold or distributed by the Company in connection with Company’s business, or proposed in the then-current written business plan of Company to be designed, developed, marketed, offered, sold or distributed by Company in connection with Company’s business, as of the date of termination of Employee’s employment with Company. The term “Market” as used in this Section 2.1 shall mean anywhere within the United States, or any other geographical locations that Company conducts business, or Company contemplates conducting business in the then-current written business plan of Company, as of the later of (i) the date of termination of this Agreement, (ii) the date of expiration of the Term, or (iii) Employee’s last date of employment with Company. Notwithstanding the foregoing, nothing in this Agreement shall prohibit Employee from serving as a director, manager or officer of (i) a business that is not in competition with the Company, [or] (ii) StartEngine LLC, StartEngine Fund1 and StartEngine Partners or any of their respective affiliates.

2.2      Non solicitation Covenant. In consideration of this Agreement and in exchange for the promises made to Employee by Company in this Agreement, and in order to protect the legitimate business interests of Company and the goodwill of Company generated by Employee and others during the Term, Employee covenants and agrees that during the Term and for a period of one (1) year from the later of (i) date of termination of this Agreement or (ii) the date of expiration of the Term, Employee will not, directly or indirectly, solicit anyone connected with Company. Solicitation includes any employee, independent contractor, medical professional, referral source, and supplier for which the relationship was developed while working for Company, or calling on or otherwise soliciting business from any of the customers of Company which, as of the date of termination of Employee’s employment with Company, were listed (or ought to have been listed) in Company’s records, regarding any service or product that competes directly or indirectly with any service or product provided or marketed by or actually under development or active consideration by Company as of the date of termination of Employee’s employment with Company.

2.3      Non disparagement Covenant. During the Term and at all times thereafter, (a) Employee will not make, any false, defamatory, or disparaging statements regarding Company, its business, its members or their respective officers, directors, managers, shareholders, employees, partners or members whether written, oral or via any medium, or encourage or solicit any other person to do so, and (b) Company will not make, any false, defamatory, or disparaging statements regarding Employee whether written, oral or via any medium, or encourage or solicit any other Person to do so.

2.4      Confidentiality Covenant. Except Employee’s right to access and use of (and that of its agents and representatives) the Proprietary Information in the event that any legal proceedings are brought or threatened against Employee by any person, including without limitation a third party, or a governmental entity, or to enforce Employee’s rights under this Agreement, Employee shall not, without the Board’s prior written consent, disclose to any person, firm or corporation, any trade secrets, financial information, marketing strategies, business plans, existing or potential customer lists and addresses or Proprietary Information of Company or its affiliates, which Employee may have acquired in the course of Employee’s employment relationship with Company. The term “Proprietary Information” shall mean all confidential, proprietary, or other knowledge, data or information of Company or its affiliates. Proprietary Information includes, but is not limited to, (i) trade secrets and other information of or about Company or its affiliates that is commercially valuable, (ii) information of or about Company or its affiliates regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, process and costs, suppliers and customers; and (iii) information regarding the skills and compensation of other Employees of Company or its affiliates. This Agreement does not cover, and the term Proprietary Information does not include, Employee’s exercise and use of Employee’s own skill, knowledge, know-how, and experience to whatever extent and in whichever way Employee may wish. Proprietary Information does not include information that is generally known in the trade or industry and which is not gained because of a breach of this Agreement. This Agreement also does not cover any disclosure of Proprietary Information by Employee required by law or in connection with applicable legal process (by deposition, interrogatory, request for documents, subpoena, or similar process).

2.5      Remedies. In the event of a breach of any provisions of this ARTICLE 2 or Section 3.5, the non-breaching party shall be entitled to recover any damages caused by reason of such breach, together with any and all proceeds, funds, payments and proprietary interests, of every kind and description, arising from, or attributable to, such breach, and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any such breach or threatened breach of such provisions, and because such breach or threatened breach will constitute an irreparable harm to Company, Company may, in its sole discretion, in addition to any other available remedies, apply to any court of law or equity of competent jurisdiction for and be entitled to specific performance and/or injunctive relief in order to enforce or prevent any violation of such provisions, without the necessity of posting any bond or other surety as a condition to the issuance or granting of such relief. Nothing herein shall be construed as prohibiting either party from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from such party. If it is finally determined by a court of competent jurisdiction that Company is entitled to an injunction against Employee as a result of Employee’s breach of such provisions, then Company shall be entitled to recover from Employee its reasonable attorneys’ fees and costs in enforcing such provisions. If it is finally determined that the Company is not entitled to an injunction against Employee as a result of Employee’s alleged breach of such provisions, than Employee shall be entitled to recover from Company his reasonable attorneys’ fees and costs in defending against Company’s allegations that Employee breached such provisions.

ARTICLE 3

TERMINATION OF EMPLOYMENT

3.1       Grounds for Termination. Employee’s employment shall terminate prior to the expiration of the Term set forth in Section 1.2, at any time:

(a)         Employee dies;

(b)         Employee develops or is otherwise discovered to have any mental or physical condition that renders Employee unable to perform the essential functions of Employee’s position with reasonable accommodation for a period of 180 consecutive days;

(c)         The Board elects to terminate this Agreement for Cause and notify Employee in writing of such election;

(d)         The Board elects to terminate this Agreement without Cause and notify Employee in writing of such election;

(e)         Employee elects to terminate this Agreement for Good Reason and notifies Company in writing of such election; or

(f)          Employee elects to terminate this Agreement without Good Reason and notifies Company of such election.

If this Agreement is terminated pursuant to clause (a), (b), (c), or (e) of this Section 3.1, such termination shall be effective immediately. If this Agreement is terminated pursuant to clause (d) or (f) of this Section 3.1, such termination shall be effective thirty (30) days after delivery of the notice of termination; provided, that for a termination pursuant to clause (f) only, Company may at its discretion elect to have Employee cease to provide services to Company immediately, provided further that in any case during such 30-day notice period Employee shall be entitled        to        receive           Employee’s Base Salary.

3.2        Cause Defined. “Cause” means any of: (i) any act of personal dishonesty taken by Employee in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of Employee; (ii) Employee’s conviction of a felony; (iii) a willful act by Employee which constitutes misconduct and is injurious to the Company; or (iv) continued willful violations by Employee of Employee’s obligations to the Company after there has been delivered to Employee a written demand for performance from the Company which describes the basis for the Company’s belief that Employee has not substantially performed his duties.

3.3        Good Reason Defined. “Good Reason” means: shall be deemed to occur if any of the following occurs without the Employee’s written consent: (A) a material change in the Employee’s authority or operating responsibilities, provided that neither a mere change in title following a Change in Control to a position that is substantially similar to the position held prior to the Change in Control with respect to the operations of the Company nor an immaterial change in responsibilities shall, by itself, constitute a material change in authority or operating responsibilities; (B) a failure to pay, or a reduction in, Employee’s base salary or minimum bonus (if applicable), other than a reduction as a result of an across-the-board reduction in base salaries or minimum bonuses for all management-level employees of the Company by an average percentage not less than the percentage reduction of Employee’s base salary or minimum bonus; or (C) relocation of Employee’s principal place of employment to a facility or location more than thirty (30) miles from the Employee’s current location, which for Employee shall be Santa Monica, California. A “Change in Control” shall mean either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any equity financing or such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of their securities for the purposes of raising additional funds shall not constitute a Change in Control hereunder); or (ii) a sale of all or substantially all of the assets of the Company.

In the event that Employee terminates Employee’s employment for Good Reason pursuant to clause (e) of Section 3.1 and Company objects in writing to Employee’s determination that there was proper Good Reason for such termination within twenty (20) days after Company is notified of such termination, the matter shall be resolved by arbitration in accordance with the provisions of Section 4.1. If Company fails to object to any such determination of Good Reason in writing within such 20-day period, it shall be deemed to have waived its right to object to that determination. If such arbitration determines that there was not proper Good Reason for termination, such termination shall be deemed to be a termination pursuant to clause (f) of Section 3.1 and Employee shall not be entitled to receive the Continued Benefits contemplated by Section 3.6.

3.4        Effect of Termination. Notwithstanding any termination of this Agreement, Employee, in consideration of Employee’s employment hereunder to the date of such termination, shall remain bound by the provisions of this Agreement which specifically relate to periods, activities, or obligations upon or subsequent to the termination of Employee’s employment.

3.5        Surrender of Records and Property. Upon termination of Employee’s employment with Company, Employee shall deliver promptly to Company all records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, calculations, or copies thereof that relate in any way to the business, products, practices, or techniques of Company, and all other property, trade secrets, and Proprietary Information of Company, including, but not limited to, all documents that in whole or in part contain any trade secrets or Proprietary Information of Company, which in any of these cases are in Employee’s possession or under Employee’s control.

3.6        Salary and Benefit Continuation. If Employee’s employment by Company is terminated pursuant to clause (a), (b), (d) or (e) of Section 3.1             , Company shall continue to pay to Employee the Base Salary (less any payments received by Employee from any disability income insurance policy provided to Employee by Company) and shall continue to provide health insurance benefits for Employee (such continued Base Salary and health insurance benefits, together, the “Continued Benefits”) for three (3) months from the date of the termination. If this Agreement is terminated pursuant to clauses (c) or (f) of Section 3.1, Employee’s right to Base Salary and any benefits shall immediately terminate, except as may otherwise be required by applicable law.

Notwithstanding the foregoing provisions of this Section 3.6, Employee shall only be entitled to receive the Continued Benefits if Employee signs a release of all other claims arising out of this Agreement in a form reasonably acceptable to both Company and Employee (the “Release”). If Employee does not sign the Release, or Employee signs the Release and then revokes or rescinds, Employee shall not be entitled to receive any Continued Benefits under the provisions of this Section 3.6 from the date of termination of Employee’s employment with Company. If, after termination and while any Continued Benefits are being paid, Employee violates any of the provisions of ARTICLE 2 or Section 3.5, any obligation of Company under this Section 3.6 (which can only arise if Employee signs, and does not revoke or rescind, an effective Release) shall cease on the date of such violation.

ARTICLE 4

SETTLEMENT OF DISPUTES

4.1        Arbitration. The parties shall cooperate in good faith to resolve any dispute that may arise under or with respect to this Agreement after the date hereof (each, a “Dispute”); provided, however, that the parties shall work in good faith to resolve any such Dispute for a reasonable period of time (not to exceed fifteen (15) business days, unless otherwise agreed by the parties) and any Dispute that cannot be resolved by mutual agreement shall be resolved by arbitration in accordance with the rules of JAMS (using the Streamlined Arbitration Rules and Procedures of JAMS, if available). Any such arbitration shall be conducted in Los Angeles,

California by a panel of one arbitrator mutually acceptable to the parties or, if the parties are unable to agree on an arbitrator, the arbitrator shall be appointed in accordance with the rules of JAMS. The parties agree that the existence, conduct and content of any arbitration pursuant to this Section 4.1 shall be kept confidential and no party shall disclose to any Person any information about such arbitration, except in connection with such arbitration or as may be required by law. The decision and award of any such arbitrator shall be final, non-appealable and binding upon the parties involved in such Dispute, and enforceable by any such party in any court of competent jurisdiction. Notwithstanding the foregoing, (A) any party may elect to seek equitable relief from a court of competent jurisdiction with respect a Dispute, and (B) if a party is seeking equitable relief in connection with any Dispute, such party may elect to seek such remedy from a court of competent jurisdiction pursuant to Section 2.5, Section 4.2, and Section 4.3 without submitting such Dispute to arbitration pursuant to this Section 4.1. The parties acknowledge that monetary damages may be an inadequate remedy for any breach of this Agreement by any party and, therefore, any party to whom performance is owed under any provision of this Agreement shall be entitled to an injunction to be issued, or specific enforcement to be required, to require any other party to this Agreement to perform its obligations under this Agreement and prevent any other party from breaching, or continuing to breach, any provision of this Agreement.

4.2        JURISDICTION AND VENUE. SUBJECT TO THE FOREGOING, THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL PROPERLY (BUT NOT EXCLUSIVELY) LIE IN ANY FEDERAL OR STATE COURT LOCATED IN LOS ANGELES, CALIFORNIA. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

4.3      WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING

ARTICLE 5

INTERPRETATION

5.1       Governing Law. The Agreement shall be governed by Delaware law, without regard to conflict of laws principles that would result in the application of any law other than the laws of the State of Delaware.

5.2      Notices. All notices and other communications (“Notices”) shall be in writing and may be delivered (i) in person, with the date of notice being the date of personal delivery, (ii) by United States Mail, postage prepaid for certified or registered mail, return receipt requested, with the date of notice being the date of the postmark on the return receipt, or (iii) by nationally recognized delivery service such as Federal Express, with the date of notice being the date of delivery as shown on the confirmation provided by the delivery service. Notices shall be addressed to the following addresses, or such other address as one party shall provide the other parties:

If to Company:

StartEngine Crowdfunding, Inc.

Attn: Secretary

8687 Melrose Ave 7th Floor - Green Building, Los Angeles, CA 90069

If to Employee:

Howard Marks

615 Arden Drive, Beverly Hills, CA 90210

5.3      Successors and Assigns. The Agreement shall inure to the benefit of and be binding upon Company and its successors and assigns. In view of the personal nature of the services to be performed under the Agreement by Employee, Employee shall not have the right to assign or transfer any of Employee’s rights, obligations or benefits under the Agreement, except as otherwise noted in the Agreement; provided, however, in the event of Employee’s death or disability, Employee’s estate, heirs and personal representatives shall be entitled to receive any amounts due and owing to Employee hereunder and enforce the terms and conditions of this Agreement.

5.4       Waiver. A waiver by Company or Employee of a breach of any provision of the Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

5.5      Entire Agreement. The Agreement constitutes the entire agreement between Employee and Company regarding the terms and conditions of Employee’s employment relationship with Company. The Agreement supersedes all prior negotiations, representations or agreements between Employee and Company, whether written or oral, concerning Employee’s employment relationship with Company.

5.6       Attorney’s Fees. If any action is instituted hereafter to enforce any terms of this Agreement or if this Agreement is asserted as a defense in any action, the prevailing party in such action shall be entitled to recover from the other party a reasonable sum for costs, expenses, and attorneys’ fees incurred in prosecuting or defending the action.

5.7      Severability. If any one or more of the provisions (or any part thereof) of the Agreement shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby.

5.8      Amendments. The Agreement may only be modified or amended by a supplemental written agreement signed by Employee and Company.

5.9      Computation of time. When in this Agreement action is required within a certain       number of days after the occurrence of an event, the day of the event shall not be counted.

IN WITNESS WHEREOF, each of the undersigned parties has executed and delivered this Agreement as of the Effective Date.

COMPANY:

STARTENGINE CROWDFUNDING, INC. a Delaware corporation

By:

Name: Ron Miller

Title: Chairman of the board

EMPLOYEE:

By:

Name: Howard Marks

Title: CEO